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+1 212 446 4800

www.kirkland.com

August 30, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Rebekah Lindsey, Kathleen Collins, Edwin Kim, and Jan Woo

Re:	Clearwater Analytics Holdings, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted August 13, 2021
CIK 0001866368

On behalf of our client, Clearwater Analytics Holdings, Inc. (the “Company”), we set forth below the Company’s responses to the letter, dated August 26, 2021, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 2 to Draft Registration Statement on Form S-1 confidentially submitted by the Company on August 13, 2021 (the “Draft Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

In addition, the Company has revised the Draft Registration Statement in response to the Staff’s comments and is publicly filing the Registration Statement on Form S-1 (the “Registration Statement”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1

Description of Certain Indebtedness, page 144

1.	Staff’s comment: Please file your New Credit Agreements for your prospective $55 million term loan and $125 million revolving line of credit as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Beijing    Boston    Chicago    Dallas    Hong Kong    Houston    London    Los Angeles    Munich    Palo Alto    Paris    San Francisco    Shanghai    Washington, D.C.

Response: In response to the Staff’s comment, the Company advises the Staff that it will file the form of New Credit Agreement to be executed following effectiveness of the Registration Statement as an exhibit to a future amendment to the Registration Statement.

Unaudited Pro Forma Consolidated Financial Information

Notes to unaudited pro forma consolidated statements of operations, page 74

2.

Staff’s comment: We note that you have not included any pro forma adjustments related to the Tax Receivable Agreement. Please include a quantified discussion, either in the introductory paragraphs or in the in the pro forma footnotes, of the potential payments due under the Tax Receivable Agreement assuming the exchange of all LLC interests. Also, disclose the factors that may impact such amounts, such as the market price of your stock at the time of exchange, the prevailing federal tax rate and whether the company has generated taxable income to realize the benefits from this Agreement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 73 of the Registration Statement.

3.

Staff’s comment: We note that your new credit agreement is still in negotiations. If the terms of this debt remain subject to change, please revise your footnote to quantify the impact on your pro forma presentation of reasonably possible changes in the terms of the debt. Refer to Article 11-02(a)(10) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 75 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 92

4.

Staff’s comment: Please expand your discussion of the change in accounts receivable caused by the aging of receivables due to changes in certain customer’s internal processes. In this regard, please discuss how these changes caused your accounts receivable to increase and whether the increase is expected to continue.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 93 of the Registration Statement.

Consolidated Financial Statements

Consolidated Statements of Members’ Deficit, page F-9

5.	Staff’s comment: Please revise to include a Statement of Members’ Deficit for the comparative interim period. Refer to Article 10-01(a)(7) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-10 of the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at (212) 446-4943 or by email at jkorff@kirkland.com.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff

cc:	Alphonse Valbrune

Clearwater Analytics Holdings, Inc.

Ross Leff

Aslam Rawoof

Kirkland & Ellis LLP

Ryan J. Dzierniejko

Michael J. Zeidel

Richard L. Oliver

Skadden, Arps, Slate, Meagher & Flom LLP